Skadden, Arps, Slate, Meagher & Flom llp

DIRECT DIAL (650) 470-4540 DIRECT FAX (213) 621-5234 EMAIL ADDRESS Gregg.Noel@SKADDEN.COM	525 University Avenue Palo Alto, California 94301 ________ TEL: (650) 470-4500 FAX: (650) 470-4570 www.skadden.com September 30, 2020

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VIA EDGAR Heather Clark Division of Corporation Finance Office of Manufacturing U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

RE:	KINS Technology Group Inc.
Registration Statement on Form S-1
Submitted August 14, 2020
CIK No. 0001820875

Dear Ms. Clark:

Set forth below is the response of KINS Technology Group Inc. (the “Company”, “we,” “us” or “our”) to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 10, 2020, with respect to the Draft Registration Statement on Form S-1, CIK No. 0001820875, confidentially submitted to the Commission on August 14, 2020 (the “Registration Statement”). Concurrently with the submission of this letter, we are confidentially submitting Amendment No. 1 to the Registration Statement (the “Amendment”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Amendment unless otherwise specified.

U.S. Securities and Exchange Commission

September 30, 2020

Draft Registration Statement on Form S-1 submitted August 14, 2020
Our certificate of incorporation will require . . ., page 73

1. We note your disclosure that the exclusive forum provision in your certificate of incorporation will not apply to suits brought to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claim for which federal courts have exclusive jurisdiction. Please revise your disclosure to state that investors will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder. Your certificate of incorporation, filed as Exhibit 3.1, does not reference either Act. If the exclusive forum provision does not apply to actions arising under the Securities Act or Exchange Act, please ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

RESPONSE: The Company advises to Staff that it included responsive disclosures on page 73 of the Amendment.

The Company advises the Staff that the Company’s Form of Amended and Restated Certificate of Incorporation, included as Exhibit 3.3 of the Amendment, will clearly state that the exclusive forum provision does not apply to actions arising under the Securities Act or Exchange Act.

*     *     *

Please contact me at (650) 470-4540 should you require further information.

Very truly yours,

/s/ Gregg Noel

Gregg Noel

cc:	KINS Technology Group Inc.

Khurram P. Sheikh

cc:	Ropes & Gray LLP

Paul D. Tropp and Rachel D. Phillips